Points International to Announce First Quarter Results on Friday, May 12th

TORONTO -- Points International Ltd. (TSX: PTS, OTC Bulletin Board: PTSEF), the owner and operator of Points.com, the world's leading reward management portal, announced today that it will release its first quarter results for the period ended March 31, 2006 on Friday, May 12th before the market opens. The Company's executives will hold a conference call at 10:00 a.m. eastern time that day to discuss the results and business outlook.

Interested parties should dial (800) 633-8704 if calling from the United States and (416) 641-6674 if calling from Canada or internationally. There will be replay available until June 12th. Those interested in accessing the replay should dial (800) 558-5253 when calling from the United States. Canadian and international callers may access the call by dialing (416) 626- 4100. Callers should use reservation code 21291717.

About Points International Ltd.

Points International Ltd. is owner and operator of Points.com, the world's leading reward consolidation and redemption portal. At Points.com consumers can Swap, Earn, Buy, Gift, Share and Redeem miles and points from more than 25 of the world's leading reward programs. Participating programs include American Airlines AAdvantage® program, Amazon.com, Starbucks, Aeroplan®, AsiaMiles™, Cendant TripRewards®, Delta SkyMiles®, Gold Points Reward Network, InterContinental Hotels Group's Priority Club® Rewards, and S&H greenpoints.

Website: http://www.points.com

For further information
For investor relations: Steve Yuzpe, CFO, Points International Ltd., (416) 596-6382, steve.yuzpe@points.com
Ed Lewis, CEOcast, Inc. for Points International, (212) 732-4300
For partnerships and other inquiries: Christopher Barnard, President, Points International Ltd., (416) 596-6381, christopher.barnard@points.com